CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil and Steve Lo

Re:	China Eastern Airlines Corporation Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 001-14550

September 8, 2022

Ladies and Gentlemen,

China Eastern Airlines Corporation Limited (the “Company” or “we” ) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated August 11, 2022 (the “Comment Letter”), to the Company regarding the Company’s above-referenced annual report filed on Form 20-F (File No. 001-001-14550) for the fiscal year ended December 31, 2021, filed with the SEC on April 28, 2022 (the “Annual Report”).

To facilitate your review of our responses, we have repeated your comment in italics followed immediately by our response.

Comment No.1:

Please revise to present risk factor disclosures under the heading “Risks Relating to the PRC” more prominently in your filing by placing them toward the forepart of the Risk Factors section.

Response No.1:

In response to the Staff’s comments, we hereby propose to place the risk factor disclosures under the heading “Risks Relating to the PRC” toward the forepart of the Risk Factors section in our next annual report on Form 20-F.

Comment No.2:

We note your disclosure indicating that you expect to be identified as a “Commission Identified Issuer” subject to the Holding Foreign Companies Accountable Act (or HFCAA). Please disclose that you have been identified in the conclusive list of issuers under the HFCAA providing prominent disclosure regarding your identification as an issuer on this list.

Response No.2:

In response to the Staff’s comments, we hereby propose to amend the risk factor disclosure in our next annual report on Form 20-F as below, with necessary updates based on future developments:

The HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. ~~Therefore, we expect to be identified as a “Commission Identified Issuer” after the filing of this Annual Report on Form 20-F.~~ In May 2022, the SEC identified us as a “Commission-Identified Issuer” after the filing of our annual report on Form 20-F for the year ended December 31, 2021.

Comment No.3:

Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China to clearly disclose the following:

•

How these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;

•

How recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response No.3:

In response to the Staff’s comments, we hereby propose to amend our Annual Report by (i) inserting Appendix A under “Item 3. Key Information—Risk Factors—Risks Relating to the PRC;” and (ii) amending the risk factor disclosure in our Annual Report as below:

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

The nature of our business involves the receipt and storage of personal information about our customers. We have a program in place to detect and respond to data security incidents. To date, we have not encountered any material data security incident ~~all incidents we have encountered have been insignificant~~. If we commit a significant data security breach or fail to detect and appropriately respond to a significant data security breach, we could be exposed to government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop using our services. The loss of consumer confidence from a significant data security breach could hurt our reputation and adversely affect our business, result of operations and financial condition.

Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants, costs incurred in connection with the notifications to employees, suppliers or the general public as part of our notification obligations to the various government authorities that govern our business, or costs to dedicate significant resources to system repairs or other increase cyber security protection. We may also be required to pay fines in connection with stolen customer, employee or other confidential information, or incur significant litigation or other costs.

The PRC Data Security Law, which was promulgated on June 10, 2021 and became effective on September 1, 2021, imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The Personal Information Protection Law, which was promulgated on August 20, 2021 and became effective on November 1, 2021, further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. ~~In October 2020, the Standing Committee of the National People’s Congress officially released the draft of the Personal Information Protection Law, or the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. If the Draft Personal Information Protection Law is promulgated as an effective regulation in the future,~~ As of the date of this Annual Report, we have not been involved in any investigations on data security or privacy compliance issues in connection with the PRC Data Security Law or the Personal Information Protection Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, if ~~we cannot assure you that~~ our business operations do not ~~will~~ comply with such ~~regulation~~ laws in all respects and we may be involved in investigations by the regulatory authorities and may be imposed fines or ordered to rectify ~~ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions~~.

Comment No.4:

Please disclose the risks related to being based in or having the majority of the company’soperations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion ofthese risks in the filing. In addition, specifically provide the following:

•

Discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and highlight separately the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities;

•

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response No.4:

In response to the Staff’s comments, we hereby propose to amend our Annual Report by inserting Appendix A under “Item 3. Key Information—Risk Factors—Risks Relating to the PRC.”

Comment No.5:

Please disclose each permission or approval that you or your subsidiaries are required toobtain from Chinese authorities to operate your business and to offer the securities toforeign investors. State whether you or your subsidiaries are covered by permissionsrequirements from the China Securities Regulatory Commission (CSRC), CyberspaceAdministration of China (CAC) or any other governmental agency and state affirmativelywhether you have received all requisite permissions or approvals and whether anypermissions or approvals have been denied. Please also describe the consequences to youand your investors if you or your subsidiaries: (i) do not receive or maintain suchpermissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you arerequired to obtain such permissions or approvals in the future.

Response No.5:

In response to the Staff’s comments, we hereby propose to amend our Annual Report by (i) inserting Appendix A under “Item 3. Key Information—Risk Factors—Risks Relating to the PRC”; and (ii) inserting Appendix B under “Item 4. Information on the Company—Regulation.”

Comment No.6:

Please provide a clear description of how cash is transferred through your organization, including you, your subsidiaries, CEA Holding and your related parties, and disclose howyou intend to settle amounts in the related party transactions as described at Note 45 toyour consolidated financial statements. In addition, address the following for the periods presented:

•	Quantify any cash flows and transfers of other assets by type that have occurred among you, your subsidiaries and CEA Holding;

•	Quantify any dividends and distributions that your subsidiaries have made to you and or CEA Holding, indicate which entities made such transfers;

•	Quantify dividends or distributions made to U.S. investors, identify the source, and describe their tax consequences;

•	Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;

•	Describe any restrictions and limitations on your ability to distribute earnings from the Company, including your subsidiaries to the U.S. investors.

Response No.6:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is a PRC incorporated company holding equity interest in its subsidiaries, without adopting a VIE structure for its listing on the NYSE. Except for Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”), all subsidiaries of the Company are companies established in the PRC.

In response to the Staff’s comments, we hereby propose to amend our Annual Report by inserting the below content under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Cash Flow and Asset Transfer between the Company, Our Subsidiaries and Related Parties

The cash flows between the Company and our subsidiaries mainly comprise: (i) inter-company advances and loans pursuant to our central cash management policy as well as inter-company transactions in connection with asset transfer or otherwise during the normal course of business; (ii) capital contributions by the Company to our subsidiaries; and (iii) dividends from our subsidiaries to the Company on an annual basis. For the years ended December 31, 2019, 2020 and 2021, the cash flows occurred between the Company and our subsidiaries included (i) net cash payment from the Company to our subsidiaries arising from inter-company advances, loans and inter-company transactions amounting to RMB8,125 million, RMB18,548 million and RMB4,815 million, respectively; (ii) capital contribution amounting to RMB600 million, nil and RMB600 million, respectively; and (iii) dividends received amounting to RMB1,578 million, RMB503 million and RMB1,868 million, respectively. The Company received such dividends from certain of its subsidiaries, mainly comprising Shanghai Eastern Flight Training Co., Ltd., China Eastern Airlines Jiangsu Co., Ltd., China Eastern Airlines Wuhan Co., Ltd., Shanghai Airlines Co., Ltd., China United Airlines Co., Ltd. and China Eastern Airlines E-Commerce Co., Ltd.

As for the cash transactions between the Group and CEA Holding mainly comprise (i) shareholder loans from CEA Holding, (ii) property leases from CEA Holding and (iii) dividends to CEA Holding. For the years ended December 31, 2019, 2020 and 2021, the cash flows occurred between the Group and CEA Holding included (i) drawdown of shareholder loans amounting to RMB300 million and RMB11,000 million in 2019 and 2021, respectively, and repayment of shareholder loans amounting to RMB828 million in 2021; (ii) rental payments amounting to RMB57 million, RMB71 million and RMB43 million in 2019, 2020 and 2021, respectively; and (iii) earnings distribution in the form of dividends paid by the Company amounting to RMB254 million in 2020. There were no dividends or other distributions made directly to CEA Holding by our subsidiaries during the years ended December 31, 2019, 2020 and 2021.

We also enter into transactions from time to time with other subsidiaries of CEA Holding. For a description of such transactions, see Note 45 to the consolidated financial statements and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” We intend to settle amounts in cash with our related parties in accordance with payment terms mutually agreed between the respective contract parties, normally within one-year period.

Dividends or Distributions Made to the U.S. Investors and Their Tax Consequences

The declaration of dividends is subject to the discretion of our Board of Directors and approval by the shareholders. On March 31, 2020, the Board of Directors considered and approved the 2019 annual profit distribution proposal. It was recommended by the Board of Directors that the 2019 annual distribution be approximately RMB819 million in cash. Based on the total share capital of 16,379,509,203 shares of the Company, the cash distribution per share would be RMB0.050 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for details about the dividends we previously paid to our shareholders and our divided policy.

Pursuant to the relevant PRC laws and regulations, any dividends we pay to overseas investors that are “non-resident enterprises” under the EIT Law are subject to PRC withholding tax (unless otherwise provided in applicable tax treaties). In addition, subject to detailed disclosure under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or the H Shares (without reduction for any withheld PRC tax) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. For further discussion on tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, with respect to H Shares will be paid in HK dollars. A significant portion of our revenue and operating expenses is denominated in Renminbi, while a portion of our revenue, operating expenses (including lease rentals in connection with our aircraft leasing), capital expenditures and debts are denominated in U.S. dollars and other foreign currencies. Renminbi is currently freely convertible for current account transactions, including settlement of dividends payable to overseas shareholders, trade and service-related foreign currency transactions, but capital account transactions need to comply with SAFE registration requirements. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC—Changes in the foreign exchange regulations in the PRC may result in fluctuations of the Renminbi and adversely affect our ability to pay dividends or to satisfy our foreign currency liabilities.”

Generally, we do not have limitations to transfer cash between the Company and our PRC subsidiaries. However, relevant PRC laws and regulations require the PRC companies to pay dividends out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries may distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves.

We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. Should you have any questions or further comments with respect to the Annual Report or this response letter, please do not hesitate to contact Mr. David Yang at davidyang@ceair.com or Ms. Yan Qin at qinyan@ceair.com.

Yours very truly,

/s/ Qimin Zhou
Qimin Zhou

cc:	Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited

Appendix A

We are subject to the PRC government’s oversight, which could expose us to legal and operational risks.

We conduct our business in China primarily through the Company and its PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The relevant regulatory authorities have the power to regulate and oversee our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, including us, which could result in changes, and in some circumstances, material changes in our operations and/or the value of our ADSs.

The PRC laws and regulations continue to evolve and for major laws and regulations, the PRC government typically releases a draft to the public for comment before the final provisions being formally adopted. We place great emphasis on new laws and regulations that may come into effect from time to time, actively examine their potential impact on us and take appropriate measures to minimize compliance risks. Due to the complexity of the regulatory environment, if we are not able to adapt regulatory changes and are not in full compliance with applicable laws and regulations, our business and our reputation may be adversely affected.

Recently, the PRC government initiated a series of regulatory actions and statements aiming to regulate business operations and protect the interests of investors, including cracking down illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. Currently, these regulatory actions and statements have had no material impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign stock exchanges.

The relevant regulatory authorities in China have promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and pursuant to which, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, and online platform operators processing personal information of more than one million users seeking a public listing in a foreign country, are required to conduct cybersecurity review. The relevant regulatory authorities in China have also published the Regulations on the Administration of Network Data Security (Draft for Comments), which are still at the draft stage and stipulate certain criterion for requiring a cybersecurity review. As of the date of this Annual Report, we have not received any notice or determination from competent PRC government authorities identifying us as a critical information infrastructure operator. However, we cannot rule out the possibility that the competent PRC government authorities will initiate cybersecurity review on us in the future. As of the date of this Annual Report, we have not been subject to any investigations on cybersecurity review made by the relevant regulatory authorities in China, and we have not received any inquiry, notice, warning, or sanctions in such respect.

Since these statements and regulatory actions were just issued recently, and some regulations are still at the stage of consultation for comments, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and listing on a U.S. or other foreign stock exchanges.

Appendix B

Permissions and Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through the Company and its PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Annual Report, the Company and its PRC subsidiaries have obtained all requisite permissions and approvals from the PRC government authorities that are material for their business operations in the PRC, including, among others, Public Air Transport Air Operator’s Certificate, Air Carrier Certificate and General Aviation Air Operator’s Certificate and Repair Certificate. No material permissions or approvals have been denied to us by relevant government authorities in China. However, depending on the interpretation and enforcement of relevant laws and regulations by relevant government authorities, or due to evolving business conditions, we may be required to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC in the future. If (i) we have inadvertently concluded that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions, approvals, licenses or permits in the future, then we may have to expend time and costs to procure them. If we are unable to obtain requisite permissions or approvals, our business, results of operations and financial condition may be impacted, and in some circumstances, could be materially and adversely affected.

Under current PRC laws, regulations and regulatory rules, in connection with any future offering and listing in an overseas market, we and our PRC subsidiaries will be required to obtain permissions from the CSRC, and we cannot rule out the possibility that we may be required to go through cybersecurity review by the relevant regulatory authorities in China. See “—D. Risk Factors—We are subject to the PRC government’s oversight, which could expose us to legal and operational risks.”